Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended
Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)
The Supreme Court of Bermuda, care of Validus Holdings, Ltd. Suite 1790 48 Par-la-Ville Road Hamilton HM 11 Bermuda We are shareholders of IPC Re and have been investors in the Bermuda market for over a decade. We believe that IPC Re shareholders should have the opportunity to vote on the Max Capital transaction, Validus’ proposed transaction, or any other any other credible transaction that would result in increased value to IPC Re shareholders. Although we support Validus’ efforts to allow IPC Re shareholders to vote on the proposed transaction with Validus, this support should not be construed as an indication on how we would vote for that, or any other, transaction involving IPC Re. 131 South Dearborn Street 312-395-2100 Telephone Chicago, Illinois 60603 312-267-7100 Facsimile